Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

November 5, 2018

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Attn: Gregory Dundas and Kathleen Krebs

Washington, D.C 20549

Re: TPT Global Tech, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 2, 2018

File No. 333-222094

Dear Mr. Dundas and Ms. Krebs:

Below are our responses to the comments made regarding TPT Global Tech Inc.’s Amendment No. 2 on Form S-1 in a letter dated October 29, 2018.

Amendment No. 2 to Form S-1

Company Overview, page 3

1. With respect to the Blue Collar and Matrixsites transactions, we note that you state you entered into agreements in October and November, respectively, of 2017, and you continue to refer to them as "completed," but you do not provide a date of closing. Please revise your disclosure to provide a specific date of closing for each of those transactions, or disclose whether there are any conditions that must be fulfilled before closing. If there are no such conditions, please so state.

ANSWER: Please see revised language added to page 3.

Selling Security Holdings, page 21

2. As requested in our prior comment 7, please explain in your response letter how you are able to say that the transactions have already closed, that all the consideration for the shares has been determined and paid, and that the selling shareholders are holders unconditionally in the company's shares you are registering for resale in this registration statement.

ANSWER: The transactions referred to are Blue Collar which closed as of September 1, 2018 and the acquisition of the assets from Matrixsites which closed on October 31, 2017. According to the acquisition agreements, all consideration has been determined and paid. Consideration consisted primarily of the Company’s common shares and promissory notes payable with terms agreed to by both parties. The prior owners of the acquired assets have received unconditional ownership of their common shares as recorded on the transfer agent’s books and records and have signed representations attached hereto regarding these facts.

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Government Regulation

Broadband, page 60

3. Please update your disclosure to reflect the June 2018 effectiveness of the FCC's Restoring Internet Freedom Order.

ANSWER: Please see the new section entitled Net Neutrality, and Current Status starting on Page 60.

Liquidity and Capital Resources, page 67

4. Please disclose the material terms of your debt, including the $1.6 million promissory note for the Blue Collar acquisition and $4.0 million promissory notes for the acquisition of the Viewme Live technology. As requested in our prior comment 5, disclose the consequences if you default or are unable to repay the notes.

ANSWER: Please see the table and language added to pages 67 and 68 of the Amendment.

Results of Operations, page 67

5. Given the significant decrease in revenues during the six months ended June 30, 2018, please discuss why the number of customers of Copperhead Digital continued to decrease and whether you expect this trend to continue.

ANSWER: Please see the additional language added to page 67.

Exhibits

6. Amendment No. 3 to the Acquisition and Purchase Agreement between TPT Global Tech, Inc. and Blue Collar Productions, Inc. (filed as Exhibit 10.18) refers to a Pledge Agreement and a Security Agreement. In addition, the promissory note for the Matrixsites acquisition (filed as Exhibit 4.10) refers to granting of a security interest to the Seller in the Seller Interest and Viewme Live assets. Please file the pledge and security agreements as exhibits.

ANSWER: Please see Exhibits 10.23 and 10.24.

We hope these amendments meet your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

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